November 3, 2005

Ms. Annie S. Veerman
Chief Financial Officer, Lucite International Group Holdings Ltd
Queens Gate
15-17 Queens Terrace
Southhampton   S014 3BP
United Kingdom

Re: Lucite International Group Holdings Ltd
Form 20-F for the fiscal year ended December 31, 2004
Form 6-K for the period ended June 30, 2005
        File No. 333-12714

Dear Ms. Veerman:

    We have completed our review of your Form 20-F and related
filings and have no further comments at this time.

    If you have any further questions regarding our review of
your
filings, please direct them to Mindy Hooker, Staff Accountant, at
(202) 551-3732 or, in her absence, to the undersigned at (202)
551-
3768.

        Sincerely,

        John Cash
        Accounting Branch Chief
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